Exhibit (d)(2)

EXECUTION VERSION

BIWATER HOLDINGS LIMITED (FORMERLY KNOWN AS BIWATER PLC)

SEMCORP UTILITIES PTE LTD

DEED

THIS DEED is made on April 26, 2010

BETWEEN:

(1)	BIWATER HOLDINGS LIMITED (formerly known as Biwater Plc), a limited liability company incorporated under the laws of England & Wales (“Biwater Plc”); and

(2)	SEMBCORP UTILITIES PTE LTD., a limited liability company incorporated under the laws of Singapore (“Sembcorp”).

THIS DEED WITNESSES as follows:

1.	INTERPRETATION

1.1	For the purposes of this Deed:

“Assessment” means a claim, assessment, notice, demand or other document issued or action taken by or on behalf of HMRC by which BWHW, BWS Finance or Cascal Investments is liable or is sought to be made liable to make a payment to HMRC or to another person or is denied or sought to be denied a Relief.

“Biwater Group Company” means Biwater Plc, Biwater International Limited, Biwater Gauff Tanzania Ltd, Biwater Construction Ltd or Biwater Industries Limited.

“Business Day” means a day other than a Saturday or Sunday or public holiday in England and Wales.

“BWHW” means Bournemouth & West Hampshire Water Plc, a limited liability company incorporated under the laws of England & Wales.

“BWS Finance” means BWS Finance Limited, a limited liability company incorporated under the laws of England & Wales.

“Cascal Investments” means Cascal Investments Limited, a limited liability company incorporated under the laws of England & Wales.

“Group Relief” means relief which is the subject of a surrender or claim pursuant to Chapter IV of Part X of the Income and Corporation Taxes Act 1988.

“HMRC” means Her Majesty's Revenue & Customs.

“Relief” means any loss, relief, allowance, exemption, set-off, deduction, right to repayment or credit or other relief of a similar nature granted by or available in relation to tax pursuant to any legislation or otherwise.

“Tax” means any form of taxation, levy, duty, charge, contribution, withholding or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed, collected or assessed by, or payable to, HMRC.

A “Third Party” means any of BWHW, BWS Finance or Cascal Investments and that party’s successors and assigns and the “Third Parties” means all of BWHW, BWS Finance and Cascal Investments or such party’s successors and assigns.

1.2	In this Deed:

1.2.1	a reference to a statutory provision includes a reference to the statutory provision as modified or re-enacted or both from time to time whether before or after the date of this Deed and any subordinate legislation made under the statutory provision whether before or after the date of this Deed;

1.2.2	references to the singular include the plural and vice versa; and

1.2.3	the headings do not affect its interpretation.

2.	BIWATER PLC’S OBLIGATIONS

2.1	Biwater Plc agrees that if, for any reason, the amount of corporation tax relieved by virtue of a surrender of Group Relief by a Biwater Group Company:

2.1.1	to BWHW is or may be shown (by virtue of an Assessment or otherwise and subject to clause 2.2) to have been less than:

(a)	in respect of the accounting period ending on or before 31 March 2008 (or other appropriate 299 day period within the 12 month accounting period to 31 March 2008, being the apportionment to the change in ownership of 29 January 2008), the amount paid for such surrender in such accounting period, being 30% x £6,770,530; or

(b)	in respect of the accounting period ending on or before 31 March 2007, the amount paid for such surrender in such accounting period, being 30% x £4,219,611;

2.1.2	to BWS Finance is or may be shown (by virtue of an Assessment or otherwise and subject to clause 2.2) to have been less than:

(a)	in respect of the accounting period ending on or before 31 March 2008 (or other appropriate 299 day period within the 12 month accounting period to 31 March 2008, being the apportionment to the change in ownership of 29 January 2008), the amount paid for such surrender in such accounting period, being 30% x £249,844; or

(b)	in respect of the accounting period ending on or before 31 March 2007, the amount paid for such surrender in such accounting period, being 30% x £1,071,038;

2.1.3	to Cascal Investments is or may be shown (by virtue of an Assessment or otherwise and subject to clause 2.2) to have been less than, in respect of the accounting period ending on or before 31 March 2007, the amount paid for such surrender in such accounting period, being 30% x £1,320,455, then Biwater Plc shall, on demand by any of BWHW, BWS Finance, Cascal Investments or Sembcorp repay, or procure the repayment of, the sum by which the amount paid by BWHW, BWS Finance or Cascal Investments (as appropriate) for such Group Relief (such Group Relief having been surrendered for value on a pound for pound basis) exceeds the amount of corporation tax relieved (the “Shortfall”), together with an amount equal to interest and penalties that arise or would have arisen as a consequence of the Shortfall.

2.2	For the purposes of clause 2.1 no other Reliefs available to BWHW, BWS Finance or Cascal Investments (as appropriate) shall be taken into account in determining the amount of corporation tax relieved by the surrender.

3.	PAYMENTS FREE OF WITHHOLDING, ETC.

3.1	All payments made to BWHW, BWS Finance or Cascal Investments under this Deed shall be made gross, free of any right of counterclaim or set-off and without deduction or withholding of any kind other than any deduction or withholding required by law.

3.2	If a deduction or withholding is required by law from a payment under this Deed, the sum due to BWHW, BWS Finance or Cascal Investments shall be increased to the extent necessary to ensure that, after the making of any deduction or withholding, such party receives a sum equal to the sum it would have received had no deduction or withholding been made.

3.3	If a payment made to BWHW, BWS Finance or Cascal Investments in accordance with this Deed will be or has been subject to Tax, Biwater Plc shall pay to BWHW, BWS Finance or Cascal Investments, or procure the payment to BWHW, BWS Finance or Cascal Investments of, the amount (after taking into account Tax payable in respect of the amount) that will ensure that BWHW, BWS Finance or Cascal Investments receives and retains a net sum equal to the sum it would have received had the payment not been subject to Tax.

4.	PAYMENTS

All payments to be made to BWHW, BWS Finance or Cascal Investments under this Deed shall be paid in full in cash on the due date for payment by telegraphic transfer into such account as shall have been designated by BWHW, BWS Finance, Cascal Investments or Sembcorp in any demand made pursuant to clause 2.1.

5.	INTEREST

If any sum due and payable under this Agreement is not paid on the due date in accordance with the provisions of this Agreement, Biwater Plc shall in addition to that sum pay interest to BWHW, BWS Finance or Cascal Investments (as appropriate) from the date for payment of the sum up to and including the day of actual payment of the sum (or the next Business Day if the day of actual payment is not a Business Day). The interest payable under this clause 5 shall accrue from day to day (before and after judgment) at the rate of LIBOR plus 4% per annum and will be compounded quarterly.

6.	THIRD PARTY RIGHTS

6.1	Subject to this clause 6 (Third Party Rights), a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 (the “Third Parties Act”) to enforce any term of this Deed but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

6.2	A Third Party may enforce the terms of this Deed subject to and in accordance with this clause 6 (Third Party Rights) and clause 10 (Governing Law and Jurisdiction) and the provisions of the Third Parties Act.

6.3	The parties to this Deed must obtain the written consent of the Third Parties before they may, by agreement, rescind this Deed or vary it so as to extinguish the Third Parties’ rights under clause 6.2 to enforce the terms of this Deed or alter its entitlement under that right. This requirement applies in all circumstances.

6.4	If a Third Party brings proceedings to enforce the terms of this Deed, Biwater Plc shall only have available to it by way of defence, set-off or counterclaim a matter that would have been available by way of defence, set-off or counterclaim if that Third Party had been a party to this Deed.

7.	GENERAL

7.1	The failure to exercise or delay in exercising a right or remedy provided by this Deed or by law does not constitute a waiver of the right or remedy or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Deed or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

7.2	The rights and remedies of Sembcorp contained in this Deed are cumulative and not exclusive of rights or remedies provided by law.

7.3	If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

7.3.1	the legality, validity or enforceability in that jurisdiction of any other provision of this Deed; or

7.3.2	the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

7.4	This Deed constitutes the entire agreement and understanding between the parties in respect of its subject matter and supersedes and extinguishes any previous agreement, understanding, undertaking or arrangement between them relating to the subject matter of this deed (including, for this purpose, arrangements between BWHW and Biwater Plc as set out in a letter from Biwater Plc to BWHW dated 7 July 2008 regarding trading losses available to surrender).

7.5	This Deed shall have effect notwithstanding a change of control of BWHW, BWS Finance or Cascal Investments after the date of this Deed; “control” for this purpose means the ability to direct the affairs of another whether by way of contract, ownership of shares or otherwise howsoever/has the meaning given by section 416 or section 840 of the Income and Corporation Taxes Act 1988 so that there is a change of control whenever there is a change of control as defined in either section 416 or section 840.

7.6	No amendment, modification, waiver or termination of any provision of this Deed shall be effective unless signed in writing by or on behalf of each of the parties hereto.

8.	ASSIGNMENT

8.1	Biwater Plc may not assign the whole or any part of this Deed without the written consent of Sembcorp.

8.2	Sembcorp may assign the whole or any part of the benefit of this Deed.

9.	NOTICES

9.1	A notice or other communication under or in connection with this Deed (a “Notice”):

9.1.1	shall be in writing; and

9.1.2	shall be delivered personally or sent by first class post (and air mail if overseas) or by fax to the party due to receive the Notice addressed as set out below.

9.2	Unless there is evidence that it was received earlier, a Notice is deemed given:

9.2.1	if delivered personally, when left at the address referred to below;

9.2.2	if sent by post except air mail, two Business Days after posting it;

9.2.3	if sent by air mail, six Business Days after posting it; and

9.2.4	if sent by fax, when confirmation of the transmission of the entire fax to the facsimile number set out below has been recorded by the sender’s fax machine.

9.3	The relevant addressee, address and facsimile number of each party hereto for the purpose of this Deed, subject to any notice given under clause 9.4 are:

If to Biwater Plc, to:

Biwater Plc

Biwater House

Station Approach

Dorking

Surrey

RH4 1TZ

United Kingdom

Attention:

Facsimile: (44) 1306 885 233

with a copy (which shall not constitute notice) to:

Allen & Overy LLP

One Bishops Square

London, E1 6AD

United Kingdom

Attention: Richard Evans

Facsimile: (44) 22 3088 0088

and

Allen & Overy LLP

1221 Avenue of the Americas

New York

NY 10020

United States of America

Attention: Michael Gilligan

Facsimile: (1) 212 610 6399

If to Sembcorp to:

Sembcorp Utilities (UK) Limited

PO Box 1985

Wilton International

Middlesbrough

TS90 8WS

United Kingdom

Attention: the Company Secretary

Facsimile: (44) 1642 212 690

with a copy (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York

NY 10019

Attention: Brian Hoffmann

Facsimile: (1) 212 878-8375

9.4	A party hereto may notify the other of a change to its name, relevant addressee, address or facsimile number for the purpose of this clause 9 provided that such notification shall only be effective on:

9.4.1	the date specified in the notification as the date on which the change is to take place; or

9.4.2	if no date is specified or the date specified is less than five clear Business Days after the date on which notice is given, the date falling five clear Business Days after notice of any such change has been given.

10.	GOVERNING LAW AND JURISDICTION

10.1	This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

10.2	The courts of England have exclusive jurisdiction to hear and decide any suit, action or proceedings, and to settle any disputes, which may arise out of or in connection with this Deed (respectively, “Proceedings” and “Disputes”) and, for these purposes, each party hereto irrevocably submits to the jurisdiction of the courts of England.

10.3	Each party hereto irrevocably waives any objection which it might at any time have to the courts of England being nominated as the forum to hear and decide any Proceedings and to settle any Disputes and agrees not to claim that the courts of England are not a convenient or appropriate forum.

10.4	Process by which any Proceedings are begun in England may be served on Biwater Plc by being delivered in accordance with the preceding clause. Nothing contained in this clause affects the right to serve process in another manner permitted by law.

11.	COUNTERPARTS

This Deed may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same document.

12.	DELIVERY

This Deed is delivered on the date written at the start of this Deed.

EXECUTED by the parties as a deed:

EXECUTED as a deed by BIWATER		)
HOLDINGS LIMITED
Acting by Martin Duffy, a director		)	/s/ M.R.A. Duffy
in the presence of:		)	Director

Witness’s Signature	/s/ D.L. Magor

Name:	D.L. Magor

Address:	The Lodge, Shere Road

West Horsley, KT246EP

Executed as a deed and signed sealed and delivered by		)
SEMCORP UTILITIES PTE LTD		)
Incorporated in Singapore by		)
)
)

/s/ Richard Quek Hong Liat			Signature of authorized signatory

Richard Quek Hong Liat			Name of authorized signatory

acting under the authority of that company in the presence of:

Witness’s Signature:			/s/ Goh Nai Lei

Witness name and address:			Goh Nai Lei

61 Soo Chow Garden Road, Singapore 575512